SEC Mail Processing Section

MAR 02 2009

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SI 09059685 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65210

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas P. Lutz, ~~Investment Consultant~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Stanwix Street, Suite 1702
(No. and Street)

Pittsburgh	Pennsylvania	15222-1405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas P. Lutz 412-889-1789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 Pittsburgh, Pennsylvania 15237
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas P. Lutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas P. Lutz, Investment Consultant, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Owner

Title

Notary Public

CARMEN A. ROMERO
Notary Public - State of Florida
My Commission Expires May 30, 2011
Commission # DD 680165
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2008

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Thomas P. Lutz, Investment Consultant
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Thomas P. Lutz, Investment Consultant** (a proprietorship) as of December 31, 2008, and the related statements of operations, changes in subordinate borrowings, changes in proprietor's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the proprietor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Thomas P. Lutz, Investment Consultant** at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under SEC Rule 15c3-1, Reconciliation of Reported Net Capital under SEC Rule 15c3-1, Statement of Exemption from Reserve Requirement Computation Under SEC Rule 15c3-3 as of December 31, 2008, and Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 on pages 9 through 13 inclusive is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally & Co., LLC

January 28, 2009

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	11,580
Accounts Receivable		3,759
Other Assets		55
Total Assets	$	15,394

LIABILITIES AND PROPRIETOR'S CAPITAL

Accounts Payable and Accrued Expenses	$	4,500
Proprietor's Capital		10,894
Total Liabilities and Proprietor's Capital	$	15,394

The accompanying notes are an integral part of these financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUE	
Investment Advisory Fees	$ 18,598
Interest Income	44
Total Revenue	18,642
EXPENSES	
Professional Services	4,636
Dues, Fees, and Filing Costs	1,701
Broker-Dealer Expenses	331
Total Expenses	6,668
Net Income	$ 11,974

The accompanying notes are an integral part of these financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2008

Subordinated Borrowings - December 31, 2007	$ -
Increases	-
Decreases	-
Subordinated Borrowings - December 31, 2008	$ -

The accompanying notes are an integral part of these financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL
YEAR ENDED DECEMBER 31, 2008

	Equity Contribution	Accumulated Equity (Deficit)	Total
Balance - December 31, 2007	$ 12,905	$ 6,015	$ 18,920
Net Income	-	11,974	11,974
Distributions	-	(20,000)	(20,000)
Balance - December 31, 2008	$ 12,905	$ (2,011)	$ 10,894

The accompanying notes are an integral part of these financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES	
Net Income	$ 11,974
Changes In	
Accounts Receivable	2,031
Other Assets	337
Accounts Payable and Accrued Expenses	(2,755)
Net Cash From Operating Activities	11,587
FINANCING ACTIVITIES	
Distributions to Proprietor	(20,000)
Net Decrease in Cash	(8,413)
Cash - Beginning	19,993
Cash - Ending	$ 11,580

The accompanying notes are an integral part of these financial statements.

1 – ORGANIZATION

Thomas P. Lutz, Investment Consultant (the "Proprietorship") was formed in 2002 and was organized under the laws of the Commonwealth of Pennsylvania. The Proprietorship is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") in order to provide investment advisory services to individual clients.

The Proprietorship is headquartered in Pittsburgh, Pennsylvania. These financial statements have been prepared solely from the accounts of Thomas P. Lutz, Investment Consultant, and do not include Mr. Lutz's personal accounts or those of any other operations in which he is engaged.

2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Thomas P. Lutz, Investment Consultant are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Estimates Used

The Proprietorship uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Securities Transactions

The Proprietorship operates under the (k)(2)(i) exemptive provisions of Security and Exchange Commission ("SEC") Rule 15c3-3. The Proprietorship does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Cash

The Proprietorship maintains balances on deposit with a financial institution (bank) in southwestern Pennsylvania. The account maintained at the bank is insured by the Federal Deposit Insurance Corporation. At certain times during the year, the Proprietorship's cash balance may exceed those limits. The Proprietorship has not experienced any losses associated with those loans.

For purposes of the statement of cash flows, the Proprietorship includes amounts on deposit with the bank as cash.

Revenue

Revenue is billed and recognized quarterly, in arrears, for the investment advisory services performed for the customers of the Proprietorship.

In 2008, all of the Proprietorship's revenue was generated from one customer.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Proprietorship does not file its own federal or state income tax returns. Its income and expenses are included in the personal income tax returns of the sole proprietor.

Management has elected to defer the application of FAS FIN 48, *Accounting for Uncertain Tax Positions* in accordance with FSP FIN 48-3. The Proprietorship will continue to follow FAS 5, *Accounting for Contingencies*, until it adopts FIN 48.

3 – NET CAPITAL REQUIREMENTS

The Proprietorship, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Proprietorship's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2008, the Proprietorship's net capital under the uniform net capital rule was approximately $7,100 which exceeded the minimum capital requirements by approximately $2,100. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008, was .64 to 1.

SUPPLEMENTARY INFORMATION

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2008

NET CAPITAL		
Proprietor's Capital	$	10,894
Deductions		
Nonallowable Assets:		
Accounts Receivable		3,759
Other Assets		55
Haircuts on Securities Owned		-
		3,814
Net Capital	$	7,080
AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Expenses	$	4,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of 6-2/3% of Aggregate Indebtness or $5,000)	$	5,000
Net Capital in Excess of Amount Required		2,080
Net Capital	$	7,080
Ratio of Aggregate Indebtedness to Net Capital		.64 to 1

See independent auditors' report.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2008

RECONCILIATION WITH PROPRIETOR'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2008)

Net Capital, as Reported in Proprietor's Part II (Unaudited) Focus Report, as Originally Filed	$	7,080
Difference		-
Net Capital, as Reported in the Audited Financial Statements	$	7,080

See independent auditors' report.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION
UNDER SEC RULE 15c3-3
DECEMBER 31, 2008

Thomas P. Lutz, Investment Consultant claims exemption based on Regulation 240.15c3-3 under (k)(2)(i). The Proprietorship maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirements of Rule 15c3-3(k)(2)(i) which, among other things, states that the Proprietorship will not hold customer funds or safe keep customer securities.

See independent auditors' report.

OTHER INFORMATION

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Thomas P. Lutz, Investment Consultant
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **Thomas P. Lutz, Investment Consultant** (a proprietorship) as of and for the year ended December 31, 2008, in accordance with U.S. generally accepted auditing standards, we considered the proprietorship's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the proprietorship's internal control. Accordingly, we do not express an opinion on the effectiveness of the proprietorship's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the proprietorship including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the proprietorship does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the proprietorship in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the proprietorship's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the proprietorship, the SEC, the FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lally & Co., LLC

January 28, 2009

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2008

Lally & Co.
CPAs and Business Advisors